January 4, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Valerie J. Lithotomos

Re:	Permal Hedge Strategies Fund
Registration Statement on Form N-2, File Nos. 333-177961 and 811-22628

Ladies and Gentlemen:

On behalf of Permal Hedge Strategies Fund (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2011, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by letter dated December 20, 2011 from the staff of the Commission (the “Staff”), relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

Prospectus Cover Page

1.	The investment objective of the Fund is long-term capital appreciation “while attempting to reduce risk and volatility.” The cover page to the prospectus states that investing in Fund shares involves a high degree of risk. The prospectus also states that the Fund (i) may invest up to 20 percent of its assets in any one hedge fund; (ii) is non-diversified; and (iii) may invest indirectly in, among other things, distressed debt, emerging markets and below investment grade securities. Given the Fund’s investments, disclose how the Fund will attempt to reduce risks and volatility and have “lower risk than traditional long-only investments.”

In response to the Staff’s comment, the Fund respectfully submits that it believes the investment objective is appropriate because, by investing in a broad range of investment strategies, asset categories and Portfolio Managers, the Fund seeks to produce investment returns that have lower risk and less volatility than traditional investment returns. As disclosed in the Registration Statement, most of the Portfolio Funds in which the Fund will invest will themselves invest in a number of marketable securities. By investing in a diverse group of Portfolio Funds which in turn will invest in a number of marketable securities, the Fund believes holders of its Shares will over time experience above market returns compared to a portfolio of securities comprised of asset classes in which the Portfolio Funds will invest.

In response to the Staff’s comment, the Fund notes the disclosure on the cover and elsewhere in the Registration Statement which states that, “the combination of various Portfolio Funds that utilize alternative investment strategies and that are typically less correlated to the market than traditional long only funds is expected to produce a portfolio that is less volatile than the general market in which the Fund invests and less correlated to such market than traditional long only funds investing in the same market.”

2.	The cover page and other sections of the prospectus refer to the Fund as a “registered fund of funds.” The disclosure should refer to it as a registered fund of hedge funds.

In response to the Staff’s comment the Fund has revised the Registration Statement to refer to the Fund as a “fund-of-hedge funds.”

3.	Please advise the staff whether FINRA has reviewed and approved the terms of the underwriting agreement.

In response to the Staff’s comment, the Fund represents that the proposed terms of the underwriting contained in the Registration Statement have been filed with FINRA for review and approval prior to the effectiveness of the Registration Statement.

4.	Please define the term “Managed Assets” when it is first used.

The Fund has revised the Registration Statement to reflect the Staff’s comment.

5.	The prospectus states that the Fund’s shares will not be listed on any securities exchange and it is not anticipated that a secondary market for the shares will develop. Disclose the illiquidity of Fund shares prominently on the cover page. See Item 1.1. j of Form N-2. Will the purchase application have similar disclosure adjacent to the signature line?

In response to the Staff’s comment, the Fund has revised the cover of the Registration Statement to state, “Before making an investment decision, an investor and/or his/her advisor should consider factors such as personal net worth, income, age, risk tolerance, and liquidity needs. Short-term investors and investors who cannot bear the loss of some or all of their investment or risks associated with limited liquidity should not invest in the Fund. See “Risk Factors – Risks Related to an Investment in the Fund – Limited Liquidity” on page 38 of this Prospectus.”

In response to the Staff’s comment, the Fund respectfully notes that the following legend regarding liquidity appears immediately above the investor signature block to the Fund’s Investor Certification: “I understand that an investment in the Fund is suitable only for shareholders who can bear the risks associated with the limited liquidity of the investment and should be viewed as a long-term investment.”

6.	The cover page should disclose prominently to investors all of the principal risks of investing in a fund of hedge funds. We recommend the risk disclosure be in bold, using a bullet point format.

In response to the Staff’s comment, the Fund respectfully submits the following. The Fund is of the view that itemizing only some of the risks to shareholders of investing in a Fund that in turn invests in Portfolio Funds may have the effect of understating the risks of investing in the Fund and the investment strategies used by Portfolio Funds in which the Fund will invest. To more fully guide prospective investors to the risks associated with investing in the Fund and the investment strategies used by Portfolio Funds the Fund has revised the disclosure on the cover as follows:

“Investing in the Fund’s Shares involves a high degree of risk. You could lose some or all of your investment. An investment in the Fund entails unique risks because the Portfolio Funds in which the Fund will invest are private entities with limited regulatory oversight and disclosure obligations. See “Risk Factors” beginning on page 36 of this Prospectus, and especially “Risk Factors – Risks Related to the Investment Activities of Portfolio Funds and the Fund” beginning on page 39 of this Prospectus.”

7.	Please disclose that the distributor is the underwriter for the Fund.

In response to the Staff’s comment, the Fund has revised the cover of the Registration Statement to state that, “Legg Mason Investor Services, LLC (“LMIS”), an affiliate of Legg Mason Partners Fund Advisor, LLC (“LMPFA”) and the Sub-Adviser (as defined below), acts as principal underwriter and distributor for the Fund’s Shares and serves in that capacity on a best efforts basis, subject to various conditions.”

Prospectus Summary

The Offering

8.	The prospectus states that the Fund will engage in a continuous offering, yet the Rule 415 box is not marked on the facing page of the registration statement. Please reconcile.

The Fund has revised the facing page of the Registration Statement to indicate that the Fund will engage in a continuous offering.

Investment Categories

9.	The Fund intends to invest in hedge funds organized in any form or structure, such as a trust, limited partnership, or joint venture, and that the Fund “anticipates” that the amount at risk of loss from any one investment will “generally” be limited to the amount invested, “subject to any indemnification provisions.” Why is the disclosure qualified regarding the amount at risk of loss? Will the Fund invest in hedge funds that subject the Fund to liability beyond the amount invested?

Also, summarize here or in the section entitled “Indemnification” the potential risks to shareholders when the Fund must indemnify a hedge fund. In the prospectus disclose why the Fund will indemnify a hedge fund in which it invests, as well as the principals of such a fund. May the Disabling Conduct by the principals include intentional or reckless acts? Also disclose the risks to individual shareholders, if appropriate. May creditors of the Fund or a hedge fund in which the Fund invests seek recourse against shareholders of the Fund? May the Fund make assessments against shareholders?

Lastly, the prospectus states that the Fund will generally indemnify a hedge fund in which it invests for any breaches of representations or warranties made by the Fund. In such an event, may the Fund seek indemnification from the adviser or officers of the Fund for the breaches of representations or warranties?

In response to the Staff’s comment pertaining to the scope of Fund liability related to indemnification of hedge funds, the Fund respectfully submits the following. As disclosed in the Registration Statement, the Fund will indemnify hedge funds in which it invests both directly and indirectly. Investors in hedge funds, including the Fund, typically provide hedge funds with a direct indemnity for breaches of representations and warranties made by the investor in the subscription agreement with the hedge fund. The representations and warranties made in the subscription agreement relate to investor qualification as an accredited investor and/or qualified purchaser. These representations and warranties are provided in order to ensure the hedge fund’s ability to qualify for exemption from 1940 Act registration under Section 3(c)(1) or 3(c)(7), as well as to confirm the hedge fund’s ability to issue shares in reliance on applicable exemptions from 1933 Act registration. The representations and warranties made by investors may also encompass additional legal matters, such as compliance with OFAC and anti-money laundering rules. The indemnification provided by investors for breaches and misrepresentations of these representations and warranties may exceed the value of an investor’s investment in a hedge fund.

Investors also indemnify hedge funds indirectly, in the form of an indemnity provided by a hedge fund to its officers, directors and other affiliates for acts or omissions made in the course of managing and operating the hedge fund. Investors, such as the Fund, are indirectly liable for this indemnity because the hedge fund’s indemnity to its officers, directors and affiliates is paid for out of the investors’ equity in the hedge fund. An investor’s liability pursuant to this indirect indemnity is generally limited to its investment in the hedge fund, plus any distributions made to the investor in error and distributions made during the same period in which the liability arose.

In response to the Staff’s comment, the Fund has revised the Registration Statement on page 29 as follows: “Investors in a Portfolio Fund generally indemnify the Portfolio Fund directly for breaches of the representations and warranties they make in the subscription agreement governing the terms of their investment in a Portfolio Fund. These representations and warranties are meant to help ensure ongoing Portfolio Fund compliance with the 1933 Act and the 1940 Act.”

In response to the Staff’s comment, the Fund has revised the Registration Statement on page 4 as follows: “The Fund anticipates that its potential losses from an investment in a Portfolio Fund will generally be limited to the Fund’s investment in the Portfolio Fund (plus any appreciation thereon), subject to any indemnification provisions. See “Risk Factors – Risks Related to the Investment Activities of Portfolio Funds and the Fund – Indemnification of Portfolio Funds.”

In response to the Staff’s comment, the Fund respectfully submits that Disabling Conduct would generally include acts exhibiting bad faith, gross negligence or willful misfeasance.

In response to the Staff’s comment, the Fund respectfully submits the following. The Fund is organized as a Maryland statutory trust. In general, the liability of shareholders of a Maryland statutory trust is limited to the amount of their investment, and accordingly creditors of the Fund would typically not be able to pursue recovery against the shareholders for debts of the Fund. Shareholders of the Fund will not have direct liability to Portfolio Funds in which the Fund invests, as there will be no privity of contract between the Fund’s shareholders and the Portfolio Funds in which the Fund invests. The Fund does not anticipate that it would make assessments against its shareholders in order to satisfy an indemnification obligation to a Portfolio Fund.

The Fund does not anticipate that it would be able to seek indemnification from LMPFA or the officers of the Fund in the event the Fund breaches a representation or warranty in a hedge fund subscription agreement.

Selected Risk Considerations

10.	Please clarify what is meant that shares of the Fund will be a “relatively” illiquid investment.

In response to the Staff’s comment, the Fund has revised the Registration Statement on pages 15 and 38 to state that, “An investment in the Fund will have limited liquidity and is not suitable for an investor who needs liquidity.”

Summary of Fund Expenses

11.	Please add “(as a percentage of offering price)” to the line item titled “Maximum Sales Load.”

The Fund has made the revision to the Registration Statement.

12.	Please revise the parenthetical caption for annual operating expenses to refer to the expenses borne by common shareholders.

In response to the Staff’s comment, the Fund has revised the caption for annual operating expenses on page 21 to state, “(as a percentage of net assets attributable to Shares)”

13.	Revise the extra line items for the fee waiver to indicate one is a reduction or reimbursement, and that the last line item refers to the net expenses of the Fund or the total expenses of the Fund after waivers or reimbursements. Please disclose in footnote 6 that only the Board may terminate the Expense Limitation Agreement during its first year.

The Fund has revised the fee table in accordance with the Staff’s comment.

In response to the Staff’s comment, the Fund has revised footnote 6 to the fee table to state that, “These arrangements will continue until May 31, 2013. Any modification or termination of these arrangements prior to May 31, 2013 will require approval of the Board of Trustees.”

14.	Add a footnote to the fee table explaining that the Management and Shareholder Servicing Fees are based on Managed Assets, and that the fee table depicts fees based on net assets. Explain how Managed Assets is converted into net assets based on the anticipated amount of leverage of the Fund.

In response to the Staff’s comment, the Fund has revised the fee table to include the below footnote:

“(2) The expenses included in this fee table are presented as a percentage of the Fund’s net assets, which means the Fund’s assets less liabilities. The Management Fee is paid based on a percentage of the Fund’s managed assets. Managed assets means net assets plus the principal amount of any borrowings and assets attributable to any preferred shares that may be outstanding. If the Fund incurs leverage, the Management Fee as a percentage of net assets attributable to common shares will increase. The Management Fee will be higher than if the Fund had not incurred leverage. In the event the Fund incurs leverage in the future, the Management Fee would be higher than presented in this fee table.”

In response to the Staff’s comment, the Fund respectfully submits that the Shareholder Servicing and Distribution Fee will be paid based on the Fund’s net assets.

15.	The footnote appended to the Acquired Fund Fees and Expenses (AFFE) line item only refers to the indirect costs of investing in hedge funds. The Fund may also invest directly in exchange traded funds (ETFs). Please revise the AFFE footnote disclosure and include the anticipated indirect costs of investing in ETFs in the fee table line item.

In response to the Staff’s comment, the Fund has revised the Registration Statement as indicated below:

“The Acquired Fund Fees and Expenses include the Fund’s estimated share of operating expenses and performance-based incentive fees and allocations of the underlying Portfolio Funds and the Fund’s estimated share of operating expenses of exchange-traded funds in which the Fund may invest. The costs incurred at the underlying Portfolio Fund level include management fees, administration fees, professional fees, incentive fees and allocations and other operating expenses. In addition, the underlying Portfolio Funds also incur trading expenses, including interest and dividend expenses, which are the by-product of leveraging or hedging activities employed by the Portfolio Managers in order to seek to enhance or preserve the Portfolio Funds’ returns. Brokerage and transaction costs incurred by Portfolio Funds and exchange-traded funds in which the Fund may invest are not included in Acquired Fund Fees and Expenses. The Acquired Fund Fees and Expenses listed above are based upon estimated fees and expenses of Portfolio Funds and exchange-traded funds in which the Fund may invest. The future fees and expenses of the Portfolio Funds may be substantially higher or lower because certain fees are based upon the performance of the Portfolio Funds, which may fluctuate over time. These indirect fees and expenses are not paid to LMPFA or the Sub-Adviser and represent the Fund’s cost of investing in the underlying Portfolio Funds. These fees are in addition to the Fund’s fees and expenses.”

16.	The “other” annual operating expense ratio in the fee table is based, in part, upon an estimated amount of assets under management. Please disclose the estimated average amount of assets of the Fund during its first year of operations.

In response to the Staff’s comment, the Fund has revised footnote 4 to the fee table to state that, “The fee table assumes the Fund’s average amount of net assets during its first year of operations will be $110 million.”

Investment Strategy and Process

17.	The prospectus discloses that the Fund intends to “diversify” its investment exposure. The Fund is non-diversified and may invest substantially in a few hedge funds. Please revise the disclosure accordingly.

In response to the Staff’s comment, the Fund has revised the Registration Statement on page 24 to state that, “The Fund intends to vary its investment exposure through investments in a broad range of Portfolio Funds.”

18.	Please disclose the percentage of foreign investments that the Fund anticipates holding through its investments in hedge funds.

In response to the Staff’s comment, the Fund respectfully submits that it is unable to disclose the percentage of foreign investments that the Fund anticipates holding through its investments in Portfolio Funds. The Fund anticipates that the foreign investment holdings of the Portfolio Funds may be significant. It is not practical to predict with precision the percentage of the Portfolio Funds’ investments that will be invested in foreign securities in the future, since the Portfolio Managers manage the Portfolio Funds’ investments at their discretion and require flexibility in order to manage their respective strategies. The Fund does not intend to attempt to impose restrictions on the Portfolio Funds’ ownership of foreign securities.

Investment Limitations

19.	The prospectus states that the Fund may waive voting rights in order to avoid being subject to the prohibitions against affiliated transactions under the 1940 Act. Please disclose that the prohibitions are designed to prevent over-reaching of a registered investment company. Please disclose the Fund’s policies with respect to affiliated transactions (that would otherwise require an order of exemption) and how the Board will monitor those transactions.

In response to the Staff’s comment, the Fund has revised the Registration Statement on pages 6 and 27 to state, “The prohibitions on affiliate transactions imposed by the 1940 Act are intended to prevent over-reaching of a registered investment company by an affiliate.”

In response to the Staff’s comment, the Fund has revised the Registration Statement on page 27 as follows: “The 1940 Act generally prohibits registered investment companies from effecting transactions with affiliates unless specifically permitted under the 1940 Act or the SEC has granted exemptive relief. The Fund does not currently intend to seek exemptive relief from the SEC in order to effect transactions with affiliates.”

20.

The prospectus states that the Fund may invest in a subsidiary based in the Cayman Islands. Please disclose the maximum percentage of assets the Fund may so invest. Disclose why the Fund would so invest, along with a description of how the Cayman Island subsidiary is regulated under local law. Please disclose that the Fund will look-through the subsidiary in determining compliance with the Fund’s investment restrictions, including those prescribed by the 1940 Act. Add undertakings or disclose that the subsidiary will comply with the custodial requirements of the 1940 Act and agrees to inspection of its books and records by the staff. Disclose whether the subsidiary will have a separate advisory contract. The board of directors of the subsidiary should execute the registration statement. Also, confirm to the staff that the Fund will report the financial operations of the subsidiary in the Fund’s consolidated financials.

In response to the Staff’s comment, the Fund respectfully submits the following. As disclosed in the Registration Statement the Fund may form a subsidiary organized in the Cayman Islands in order to invest in certain commodities, such as gold. The Fund has not such formed such subsidiary at this time. In the event the Fund does form a subsidiary the Fund will amend its registration statement in order to include the required undertakings. The Fund does not anticipate that the subsidiary would have a separate advisory contract. The Fund confirms that, in the event the Fund forms a subsidiary, the Fund will report the financial operations of the subsidiary in the Fund’s consolidated financials.

In response to the Staff’s comment, the Fund has revised the Registration Statement on page 39 as follows: “In the event the Fund forms a Cayman Islands subsidiary, the Fund will look-through such subsidiary for purposes of determining compliance with the Fund’s investment restrictions. The Fund does not intend to invest more than 25% of its managed assets through a Cayman Islands subsidiary.”

21.	The prospectus states that the Fund intends to conduct its operations in compliance with CFTC Rule 4.5 in order for the Fund to avoid regulation by the CFTC as a commodity pool, and for the adviser to avoid the need to register as a commodity pool operator. Recently the CFTC issued a release proposing to amend Rule 4.5 and related regulations. See Commodity Pool Operators and Commodity Trading Advisors: Amendments to Compliance Obligations, 76 Fed. Reg. 7976 (Feb. 11, 2011). If these amendments are adopted, would they have a material impact on the operations of the Fund?

In response to the Staff’s comment, the Fund respectfully submits the following. Regulations recently proposed by the United States Commodity Futures Trading Commission (the “CFTC”) may limit the Fund’s ability to invest in certain commodities, natural resources and commodity-linked derivatives regulated by the CFTC, such as futures and options on commodities such that no more than 5% of the Fund’s total assets are used to establish positions in futures and options on commodities for purposes other than hedging, unless the Fund, LMPFA and/or the Sub-Advisor registers as a commodity pool operator.

Fundamental Policies

22.	Please revise the Fund’s concentration policy to state that the Fund will not invest more than 25 percent of its assets in hedge funds pursuing the same strategy. Also please revise the prospectus disclosure accordingly.

In response to the Staff’s comment the Fund respectfully submits the following. As set forth in the Registration Statement, subject to certain limitations, the Fund may not invest 25% or more of the value of its total assets in the securities of issuers in any single industry or group of industries. As set forth on page 33 of the Registration Statement, for purposes of the Fund’s investment restrictions the Portfolio Funds are not considered part of any industry or group of industries. The Fund may invest in Portfolio Funds that may concentrate their assets in one or more industries. In addition, the Sub-Adviser does not intend to invest more than 20% of the Fund’s managed assets, measured at the time of investment, in a single Portfolio Fund. The Fund respectfully submits that it does not believe an investment restriction as to Portfolio Funds pursuing a similar strategy is appropriate because each Portfolio Fund will utilize distinct investment and trading practices.

23.	The Fund’s borrowing policy states that it may borrow up to an amount permitted by the 1940 Act. Disclose in narrative text following the enumerated fundamental policies what is currently permitted under the 1940 Act, including leveraging through the issuance of preferred.

In this regard, please clarify the policy of the Fund with respect to it issuing preferred shares. Given the lack of disclosure about the rights of preferred shareholders, does the Fund have a policy not to issue preferred?

In response to the Staff’s comment, the Fund respectfully submits that page 34 of the Fund’s Registration Statement includes the following disclosure: “With respect to the limitation regarding the Fund’s ability to borrow set forth in subparagraph (1) above, the 1940 Act requires the Fund to maintain at all times an asset coverage of at least 300% of the amount of its borrowings. For the purpose of borrowing money, “asset coverage” means the ratio that the value of the Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments may be considered to be borrowings and thus subject to the 1940 Act restrictions. On the other hand, certain practices and investments may involve leverage but are not considered to be borrowings under the 1940 Act, such as the purchasing of securities on a when-issued or delayed delivery basis, entering credit default swaps or futures contracts, engaging in short sales and writing options on portfolio securities, so long as the Fund covers its obligations by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations.”

In response to the Staff’s comment, the Fund has revised the Registration Statement on page 34 to state that, “The Fund has no current intention to issue preferred shares.”

Shareholder Services and Distribution

24.	The prospectus states that LMIS, an affiliate of the adviser, serves as Shareholder Services and Distribution Agent of the Fund. Under the respective agreements for shareholder services and distribution, LMIS will be paid a fee based on Managed Assets. Please disclose why the fee for each is based on Managed Assets. Will the responsibilities of LMIS increase under the Distribution or Shareholder Plan when the Fund leverages? Please disclose as a separate risk factor that a conflict of interest is created when the advisory, shareholder servicing and distribution fees are based on Managed Assets because the amount of each fee increases when the Fund leverages. Please disclose how the Board will monitor this conflict of interest.

In response to the Staff’s comment, the Fund respectfully submits that the Shareholder Servicing and Distribution Fee will be paid based on the Fund’s net assets.

In response to the Staff’s comment, the Fund respectfully submits that it has revised the following risk disclosure on page 37 of the Registration Statement related to the Fund’s use of leverage: “Because the fees received by LMPFA and the Sub-Adviser are based on the total managed assets of the Fund (including assets attributable to any leverage that may be outstanding), LMPFA and the Sub-Adviser have a financial incentive to use borrowings, which may create a conflict of interest between LMPFA and the Sub-Adviser on the one hand, and the shareholders, on the other hand. The fees paid to LMPFA and the Sub-Adviser are based on the Fund’s managed assets because the Fund’s investable assets are greater when the Fund incurs leverage. The Fund’s incurrence of leverage is subject to Board oversight.”

Administration

25.	Please clarify whether the fee paid by the Fund to the Administrator is based on Managed Assets or net assets of the Fund. If it is based on Managed Assets, revise the fee table accordingly.

In response to the Staff’s comment, the Fund respectfully submits that the fee paid by the Fund to the Service Provider is based on net assets of the Fund.

Appendix B

26.	The prospectus discloses the performance of a fund managed by the sub-adviser pursuing substantially similar policies as that employed by the Fund. Please describe the nature of the fund. Will the sub-adviser have the same investment discretion over the Fund as it did managing the private fund?

In response to the Staff’s comment, the Fund confirms that the Sub-Adviser exercises the same investment discretion over the Permal Account as it will exercise over the Fund. The Permal account is a private fund-of-hedge funds.

General Comments

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, as well as on disclosure made in response to this letter, on information supplied in EDGAR correspondence, or on financial statements and exhibits.

The Fund acknowledges the Staff’s comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

The Fund and management acknowledge the Staff’s comment.

Please note that we have included certain changes to Amendment No. 1 other than those in response to the Staff’s comments.

Please call Sarah Cogan (212-455-3575) or Jeremy Barr (212-455-2918) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP